

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 14, 2017

Paul W. Hoelscher
Executive Vice President and Chief Financial Officer
Connaught House, 1st Floor
1 Burlington Road, Dublin 4, D04 C5Y6, Ireland

  Re: Horizon Pharma plc
    Form 10-K for Fiscal Year Ended December 31, 2015
    Filed February 29, 2016
    File No. 001-35238

Dear Mr. Hoelscher:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/ Angela M. Connell

       Angela M. Connell
       Accounting Branch Chief
       Office of Healthcare and Insurance